New Indication for YAZ(r) approved in the U.S.

Berlin - Bayer Schering Pharma AG announced today that the U.S. Food and Drug Administration (FDA) has approved a new indication for the company's oral contraceptive YAZ(r) (3 mg drospirenone/20 mcg ethinyl estradiol), to treat moderate acne in women who desire an oral contraceptive for birth control.

With this approval, YAZ becomes the first and only oral contraceptive ever approved by the FDA for three distinct indications. YAZ received FDA approval as an oral contraceptive in March, 2006, and as a treatment for the emotional and physical symptoms of premenstrual dysphoric disorder
(PMDD) in October, 2006. YAZ has demonstrated statistical and clinical significance in treating mood swings, irritability, headaches, feeling anxious, bloating and food cravings caused by PMDD that impact a woman's life.

"We are delighted to have received the approval for YAZ in this third indication. Through its innovative active ingredient drospirenone, it offers additional benefits to women who want reliable birth control," said Phil Smits, Head of the Business Unit Womens' Healthcare at Bayer Schering Pharma. "YAZ is the fastest growing oral contraceptive brand in the U.S. We are convinced that through its unique features, YAZ will further strengthen our worldwide leading market position in the field of female contraception."

Additional information
Two multicenter, double-blind, placebo-controlled, randomized clinical trials of over 1000 patients revealed the statistically significant efficacy of YAZ in treating acne. In the trials, treatment with YAZ resulted in significant reductions in total lesion counts and in inflammatory/non-inflammatory lesion counts. Further, investigator ratings of "clear" and "almost clear" skin as rated on the Investigator's Static Global Assessment (ISGA) scale were nearly four times greater in the YAZ treatment group than in the placebo group.

Bayer Health Care
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world's leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care, and Pharmaceuticals divisions. The Pharmaceuticals division, Bayer Schering Pharma, comprises the following business units: Women's Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. Bayer HealthCare's aim is to discover and manufacture products that will improve human and animal health worldwide. The products enhance well-being and quality of life by diagnosing, preventing and treating diseases.

Berlin,	January 29, 2007
fl	(2007-0035e)

Contacts:
Oliver Renner, Tel.: +49 30 468 12431
E-mail: oliver.renner@schering.de

Dr. Friederike Lorenzen, Tel.: +49 30 468 12057
E-mail: friederike.lorenzen@schering.de

Information for editors:
A photo is available for download from the "Baynews International" server at http://www.press.bayer.com.

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